SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From January 1st to 31st, 2025 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				10,683,856
ADR		Common				776,180
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with Company	Election	01	647,403	0.00	0.00
Shares	Common	XP Corretora	Settlement of renting shares	06	1,150,000	13.59	15,628,500.00
Shares	Common	XP Corretora	Settlement of renting shares	06	427,952	11.94	5,109,746.88
Shares	Common	XP Corretora	Settlement of renting shares	07	774,645	11.94	9,249,261.30
Shares	Common	Direct with Company	Renounce	01	1,861,070	0.00	0.00
ADR	Common	Direct with Company	Election	01	468,040	0.00	0.00

Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				11,822,786
ADR		Common				1,244,220

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From January 1st to 31st, 2025 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors		( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					4,564,523
ADR		Common					195,999
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with Company	Renounce	01	2,160,904	0.00	0.00
Shares	Common	Itaú Corretora	Sell	23	42,051	11.10	466,766.10
Shares	Common	Direct with Company	Election	01	1,861,070	0.00	0.00
ADR	Common	Direct with Company	Renounce	01	176,209	0.00	0.00
Final Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					4,222,638
ADR		Common					19,790

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From January 1st to 31st, 2025 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons		( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				0,000
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				0.00

(1)	When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer